FILED UNDER RULE 433

FILE NO. 333-137101

SUNTRUST BANKS, INC.

TERM SHEET

$500,000,000 5.250% Senior Notes due November 2012

Issuer:	SunTrust Banks, Inc. (“SunTrust”)

Securities:	Fixed Rate Senior Notes

Ratings:	Aa3 / A+ / A+ (Moody’s / S&P / Fitch)

Issue Size:	$500,000,000

Trade Date:	October 31, 2007

Settlement Date:	November 5, 2007

Maturity Date:	November 5, 2012

Treasury Benchmark:	3.875% due October 31, 2012

Treasury Yield:	4.077%

Spread to Treasury:	+ 125bps

Re-offer Yield:	5.327%

Coupon:	5.250%

Interest Payment Dates:	May 5 and November 5 of each year, commencing May 5, 2008

Business Day:	New York and Atlanta

Day Count:	30 / 360

Redemption:	The notes will not be subject to redemption at SunTrust’s option or repayment at the option of the holder at any time prior to maturity.

Ranking:	The notes will be senior unsecured indebtedness of SunTrust Banks, Inc. and rank equally with SunTrust’s other senior unsecured indebtedness and will be effectively subordinated to secured indebtedness and indebtedness of SunTrust’s subsidiaries.

Use of Proceeds:	Net proceeds will be used for general corporate purposes.

Denominations:	Minimum denominations of $5,000 and multiples of $1,000 in excess thereof

Price to Public:	99.665%

Gross Spread:	0.300%

Net Proceeds to Issuer:	$496,825,000, after underwriting commission

Listing:	None

CUSIP/ISIN:	867914BB8 / US867914BB86

Joint Book-Runners:	Morgan Stanley & Co. Incorporated, SunTrust Robinson Humphrey, Inc.

Co-Managers:	Bank of America, BNP Paribas, Citigroup, Credit Suisse, Goldman Sachs, Merrill Lynch

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. Incorporated at 1-866-718-1649, or SunTrust Robinson Humphrey, Inc., Attention Corporate Syndicate, 3333 Peachtree Rd, 11th Floor, Atlanta, GA 30318, telephone: 1-800-685-4786.